UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

GRUMA, S.A.B. de C.V.

(Name of Issuer)

Series B Common Shares, without par value

(Title of Class of Securities)

400131306

(CUSIP Number)

Salvador Vargas Guajardo
Gruma, S.A.B. de C.V.
Calzada del Valle
San Pedro Garza García
Nuevo León, Mexico, 66220
(52) (81) 8399-3307

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 400131306

1.	Names of Reporting Persons. Roberto Gonzalez Barrera I.R.S. Identification Nos. of above persons (entities only) Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 181,491,961 common shares

	8.	Shared Voting Power 54,592,357 common shares

	9.	Sole Dispositive Power 181,491,961 common shares

	10.	Shared Dispositive Power 54,592,357 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,084,318 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 48.92%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 400131306

1.	Names of Reporting Persons. Valores Azteca, S.A. de C.V. I.R.S. Identification Nos. of above persons (entities only) Not Applicable (natural person)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Mexican States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 54,592,357 common shares

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 54,592,357 common shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,592,357 common shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 11.31%

14.	Type of Reporting Person (See Instructions) CO

Item 1. Security and Issuer.

This Schedule 13D relates to the Series B Common Shares, without par value (the “Shares”), of  Gruma, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States (“Gruma”). This report on Schedule 13D constitutes the initial filing on Schedule 13D filed with the Commission by the reporting group (the “Reporting Group 13D”) consisting of Mr. Roberto Gonzalez Barrera and Valores Azteca S.A. de C.V., a corporation incorporated under the laws of the United Mexican States (the “Reporting Group”).  The Shares are listed on the New York Stock Exchange in the form of American Depositary Shares (“ADSs”), each of which represents 4 Shares.  The address of Gruma’s principal executive offices is Calzada del Valle 407 Oriente, San Pedro Garza García, Nuevo León, Mexico, 66220.

Item 2.  Identity and Background.

(a), (b), (c), (f) This Schedule 13D is being jointly filed by (i) Mr. Roberto Gonzalez Barrera, a citizen of the United Mexican States (“Mr. González Barrera”), and (ii) Valores Azteca, S.A. de C.V., a corporation incorporated under the laws of the United Mexican States (“Valores”).  Mr. Gonzalez Barrera owns 55% of the capital stock of Valores.  Mr. Gonzalez Barrera and Valores’s business address is Río de la Plata 407 Oriente, San Pedro Garza García, Nuevo León, Mexico, 66220.

Mr. Gonzalez Barrera has been the Chairman of the Board of Directors of Gruma since 1982.

(d), (e) During the last five years, neither Mr. Gonzalez Barrera nor Valores has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Attached hereto as Schedule 1 is, to the knowledge of Valores, the information referred by Items 2-6 with respect to the executive officers and directors of Valores.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Gonzalez Barrera is the founder and has served as Chairman of Gruma’s Board of Directors since 1982.  Mr. Gonzalez Barrera obtained his ownership position in Gruma prior to August 14, 1998, the date when Gruma registered its Shares under the Securities Exchange Act of 1934.

On September 26, 1999, Mr. Gonzalez Barrera exercised rights to subscribe for 1,757,835 of newly issued Shares at the subscription price of 15.70 pesos per share in connection with a public rights offering by Gruma.  Prior to the exercise of the rights to subscribe for the Shares, Mr. Gonzalez Barrera beneficially owned 157,613,020 Shares.  After the expiration of the right of Gruma’s shareholders to subscribe for the new Shares, on September 30, 1999, Mr. Gonzalez Barrera purchased an additional 5,923,567 new Shares out of the Shares that were not purchased by the other shareholders during the rights exercise period. Additionally, on September 30, 1999, Valores purchased 54,592,357 new Shares out of the Shares that were not purchased by the other shareholders during the rights exercise period. Following the aforementioned events, Mr. Gonzalez Barrera and Valores owned 165,294,422 and 54,592,357  Shares, respectively, representing 50.22% of the aggregate capital stock of Gruma at the time.

Although Mr. Gonzalez Barrera and Valores inadvertently omitted to report their acquisition of Shares as described above, this late filing presents in this Item 3 their beneficial ownership interest in the Shares as of the date of the event which required the filing of this statement on September 30, 1999 and under Item 5 below their beneficial ownership interest as of the latest practicable date.  Except as described above, in no twelve-month period, subsequent to Gruma’s registration of its Shares under the Securities Exchange Act of 1934 has Mr. Gonzalez Barrera acquired 2% or more of the Shares.

Item 4. Purpose of Transaction.

The Shares that are the subject of the Reporting Group 13D were acquired by Mr. Gonzalez Barrera and Valores for investment purposes.  Mr. Gonzalez Barrera and Valores may acquire additional Shares, dispose of some or all of their Shares (or ADSs) or consider entering into corporate transactions involving Gruma. Mr. Gonzalez Barrera and Valores’s future activities with respect to the Shares will depend upon, among other things, capital availability and requirements and the market price of the Shares.  Neither Mr. Gonzalez Barrera nor Valores have any current plans or proposals that relate to or would result in any of the actions set forth in items (b) to (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.  As of February 28, 2007 Mr. Gonzalez Barrera and Valores beneficially own an aggregate of 236,084,318 Shares, which represents 48.92% of the total outstanding Shares.

Mr. Gonzalez Barrera’s children (Ms. Bertha Gonzalez Moreno, Ms. Graciela S. Gonzalez Moreno, Mr. Juan Antonio Gonzalez Moreno and Ms. Mayra A. Gonzalez Moreno) own an aggregate of 15,220,033 Shares, representing 3.15% of the total outstanding Shares.  Mr. Gonzalez Barrera disclaims beneficial ownership of the Shares owned by his children.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of

Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by Mr. Gonzalez Barrera or Valores, except as described in this Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by Mr. Gonzalez Barrera and Valores.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 21, 1996, Mr. Gonzalez Barrera and Archer-Daniel Midland Company (“ADM”) and ADM Bioproductos, S.A. de C.V. entered into a Shareholders Agreement, dated August 12, 1996, as amended from time to time, pursuant to which both parties agreed to grant to each other a right of first refusal in the event they decide to sell their Shares, subject to certain conditions. Under the terms of this agreement, Mr. Gonzalez Barrera granted to ADM a right of first refusal on any sale of the Shares if at the time of such sale, Mr. Gonzalez Barrera owns, or as a result of the sale, will own, directly or indirectly, less than 30% of the outstanding Shares of Gruma. ADM granted to Mr. Gonzalez Barrera a right of first refusal on any sale of the Shares it owns. Additionally, ADM cannot purchase any Shares of GRUMA without the consent of Mr. Gonzalez Barrera or the board of directors of Gruma.

Pursuant to a Stock Pledge Agreement dated May 30, 2005 (the “Banorte Pledge Agreement”), Mr. Gonzalez Barrera has pledged 31,750,000 Shares to secure the obligations under a credit facility with Banco Mercantil del Norte, S.A., Institucion de Banca Multiple (“Banorte”).  Subject to certain notice requirements and the expiration of certain cure periods, upon the occurrence of failure to comply with Mr. Gonzalez Barrera’s obligations under the credit facility with Banorte, Banorte will be entitled to sell the pledged shares.  As long as no such event or default under the credit facility with Banorte has occurred, Mr. Gonzalez Barrera is entitled to vote the shares.  The Banorte Pledge Agreement limits Mr. Gonzalez Barrera’s ability to sell, assign, transfer or permit any encumbrance with respect to any pledged shares without the consent of Banorte.

Pursuant to a Stock Pledge Agreement dated October 24, 1996 (the “California Pledge Agreement”), Mr. Gonzalez Barrera has pledged 9,800,000 Shares in the form of American Depositary Shares to secure the obligations under a credit facility with California Commerce Bank (the “Lender”).  Subject to certain notice requirements and the expiration of certain cure periods, upon the occurrence of an Event of Default as defined in the California Pledge Agreement, the Lender will be entitled to transfer the pledged shares of Common Stock into its own or its nominee’s name and to sell the shares.  As long as no event of default has occurred, Mr. Gonzalez Barrera is entitled to vote the shares.  The California Pledge Agreement limits Mr. Gonzalez Barrera’s ability to sell, assign, transfer or permit any encumbrance with respect to any pledged shares without the consent of the Lender.

The descriptions of the Pledge Agreement and Shareholders Agreement set forth in this Schedule 13D are qualified in their entirety by reference to the complete Pledge Agreement and Shareholders Agreement filed as Exhibits to this Schedule 13D, which agreements are incorporated herein by reference.

Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in Item 2 and any person with respect to any securities of Gruma, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. .

Item 7. Material to Be Filed as Exhibits.

Agreement relating to the joint filing of Statement on Schedule 13D dated May 7, 2007 as required by Rule 13d-1(k).

Shareholders Agreement dated August 21, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit 4(a)(1) to Gruma’s Registration Statement on Form F-4 (File No. 333-8266) filed on January 28, 1998.

Amendment No. 1 to Shareholders Agreement dated September 13, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit  4(a)(2) to Gruma S.A. de C.V.’s Annual Report on Form 20-F (File No. 1-14852) filed on July 1, 2002.

Amendment No. 2 to Shareholders Agreement dated August 18, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit  4(a)(3) to Gruma S.A. de C.V.’s Annual Report on Form 20-F (File No. 1-14852) filed on July 1, 2002.

Pledge Agreement dated May 30, 2005 by and among Mr. Gonzalez Barrera, Banco Mercantil del Norte, S.A., Institución de Banca Multiple, as Lender, and Casa de Bolsa Banorte, S.A. de C.V., as depositary.

Pledge Agreement dated October 24, 1996 by and between Mr. Gonzalez Barrera and California Commerce Bank.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 7, 2007

by	/s/ Roberto Gonzalez Barrera
Roberto Gonzalez Barrera

VALORES AZTECA, S.A. DE C.V.

by	/s/ Salvador Vargas Guajardo
Attorney-in-fact
Salvador Vargas Guajardo

Exhibit Index

Document

1.	Information concerning the Executive Officers and Directors of Valores

2.	Agreement relating to the joint filing of Statement on Schedule 13D dated May 7, 2007 as required by Rule 13d-1(k).

3.

Shareholders Agreement dated August 21, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit 4(a)(1) to Gruma’s Registration Statement on Form F-4 (File No. 333-8266) filed on January 28, 1998.

4.

Amendment No. 1 to Shareholders Agreement dated September 13, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit 4(a)(2) to Gruma S.A. de C.V’s Annual Report on Form 20-F (File No. 1-14852) filed on July 1, 2002.

5.

Amendment No. 2 to Shareholders Agreement dated August 18, 1996 by and among Mr. Gonzalez Barrera, ADM and ADM Bioproductos, S.A. de C.V. (incorporated by reference to Exhibit 4(a)(3) to Gruma S.A. de C.V’s Annual Report on Form 20-F (File No. 1-14852) filed on July 1, 2002.

6.	PledgeAgreement dated May 30, 2005 by and among Mr. Gonzalez Barrera, Banco Mercantil del Norte, S.A., Institución de Banca Multiple, as Lender, and Casa de Bolsa Banorte, S.A. de C.V., as depositary.

7.	Pledge Agreement dated October 24, 1996 by and between Mr. Gonzalez Barrera and California Commerce Bank.

Schedule 1

Item 2. Identity and Background.

(a) — (c)

Directors of Valores

Name	Principal Occupation
Roberto Gonzalez Barrera	Chairman of the Board of Gruma, Grupo Industrial Maseca, S.A.B. de C.V. and Grupo Financiero Banorte, S.A.B de C.V.

Juan Antonio Quiroga Garcia	Chief Corporate Officer of Gruma

Roman Martinez Mendez	Internal Audit President, Grupo Financiero Banorte, S.A.B. de C.V.

G. Allen Andreas	Former Chairman of Archer-Daniels- Midland Company

Douglas J. Schmalz	Senior Vice President and Chief Financial Officer of Archer-Daniels-Midland Company

Addresses

Mr. G. Allen Andreas and Mr. Douglas J. Schmalz’s principal business address is 4666 Faries Parkway, Decatur, IL 62526

Mr. Roberto González Barrera, Mr. Juan Antonio Quiroga and Mr. Román Martínez Mendez’s principal business address is Rio de la Plata Ote. 407, Col. del Valle, San Pedro Garza Garcia, Nuevo León, Mexico, which is Valores’ principal business address.

Valores does not have officers.  We have listed below the persons who act in a managerial capacity.

Name	Current Position
Roberto Gonzalez Barrera	Chairman of the Board
Salvador Vargas Guajardo	Secretary
Carlos Marcos Iga	Assistant Secretary

Unless otherwise indicated, each officer’s principal business address is Rio de la Plata Ote. 407, Col. del Valle, San Pedro Garza Garcia, Nuevo León, Mexico, which is Valores’ business address.

(d) — (e)

During the last five years, to the best of Valores’ knowledge, none of the aforementioned individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been party to a civil proceeding of any sort resulting in (i) a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) the determination that there have been any violations with respect to such laws.

(f)

With the exception of G. Allen Andreas and Douglas J. Schmalz who are citizens of the United States of America, the rest of the individuals are citizens of the United States of Mexico.